EX-FILING FEES
Calculation of Filing Fee Table

Form Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$26,169,443.58(1)	$153.10	$4,006.54(2)
Fees Previously Paid	$15,815,832.97		$2,421.40(3)
Total Transaction Valuation	$26,169,443.58
Total Fees Due for Filing			$4,006.54
Total Fees Previously Paid			$2,421.40
Total Fee Offsets			—
Net Fee Due			$1,585.14

(1) The Registrant previously offered to purchase up to 1,516,379 shares worth of its issued and outstanding common stock, par value $0.01 per share (“Shares”). The Registrant subsequently increased its offer to purchase to 2,725,984 Shares at a price equal to the net asset value per Share as of January 31, 2024 of $9.60.
(2) Calculated as 100% of the Transaction Valuation.
(3) Paid in connection with the Registrant’s filing of a Schedule TO on December 23, 2024.